Exhibit 99.1

Joint Filing Agreement

The undersigned hereby agree that the Statement on Schedule 13G dated April 29, 2021 with respect to the Common Stock, par value $0.001 per share of Tortoise Energy Independence Fund, Inc., a Maryland corporation, and any further amendments thereto executed by each and any of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: April 29, 2021

Christopher M. Brown
Aristides Capital LLC
Aristides Fund LP
Aristides Fund QP, LP

/s/ Christopher M. Brown
Christopher M. Brown, for himself and as the Managing Member of the General Partner (for itself and on behalf of each of the Funds)